SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended **December 31, 2001**

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from............to....................

Commission file number **1-13948**

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Schweitzer-Mauduit International, Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

Schweitzer-Mauduit International, Inc.
100 North Point Center East, Suite 600
Alpharetta, Georgia 30022-8246

1. **Financial Statements and Schedules**

The financial statements and supplemental schedule for the plan have been prepared in accordance with the Employee Retirement Income Security Act of 1974, and are filed as Exhibit 99.1 hereto and incorporated by reference herein.

2. **Schweitzer-Mauduit International, Inc. Retirement Savings Plan**

The Independent Auditors' Report with respect to the financial statements and supplemental schedule of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan is set forth in such financial statements and supplemental schedule filed as Exhibit 99.1 hereto and incorporated by reference herein.

3. **Exhibits**

10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Schweitzer-Mauduit International, Inc., as Plan Administrator of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

The Human Resources Committee of
Schweitzer-Mauduit International, Inc., as Plan
Administrator of the Schweitzer-Mauduit
International, Inc. Retirement Savings Plan

Date: June 17, 2002

By: William R. Foust

William R. Foust
Chairman, Human Resources
Committee and Vice President -
Administration

EXHIBIT INDEX

Exhibit	Description
10.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan (incorporated herein by reference to and designated as Exhibit 4(a) in Schweitzer-Mauduit International, Inc.'s Form S-8, dated as of November 30, 1995).
23	Consent of Deloitte & Touche LLP, Independent Auditors.
99.1	Schweitzer-Mauduit International, Inc. Retirement Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 23

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 33-99814, No. 33-99816, No. 33-99848, and No. 33-99812 of Schweitzer-Mauduit International, Inc. on Form S-8 of our report dated May 3, 2002, appearing in this Annual Report on Form 11-K of Schweitzer-Mauduit International, Inc. Retirement Savings Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Atlanta, Georgia
June 17, 2002

EXHIBIT 99.1

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years Ended December 31, 2001 and 2000, Supplemental Schedule for the Year Ended December 31, 2001, and Independent Auditors' Report.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	2-3
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000	4-5
Notes to Financial Statements for the Years Ended December 31, 2001 and 2000	6-13
SUPPLEMENTAL SCHEDULE:	
Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2001	15

Other schedules required under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Schweitzer-Mauduit International, Inc.
Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We have conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedule and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedule and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 3, 2002
Atlanta, Georgia

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

Assets

Investments at fair value:	
Short-term cash investments	$ 825,935
Schweitzer-Mauduit International, Inc. Common Stock	12,134,089
Kimberly-Clark Corporation Common Stock	4,928,118
Trust commingled funds	660,004
Shares of registered investment companies	14,994,144
Total investments at fair value	33,542,290
Receivables:	
Accrued investment income	24,798
Participants' contributions	118,923
Employer's contributions	44,469
Total receivables	188,190
Total Assets	33,730,480
Net Assets Available for Benefits	$ 33,730,480

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000

Assets

Investments at fair value:	
Short-term cash investments	$ 771,493
Schweitzer-Mauduit International, Inc. Common Stock	8,346,738
Kimberly-Clark Corporation Common Stock	5,999,036
Trust commingled funds	482,638
Shares of registered investment companies	14,361,782
Total investments at fair value	29,961,687
Receivables:	
Accrued investment income	27,602
Participants' contributions	29,452
Employer's contributions	8,511
Total receivables	65,565
Total Assets	30,027,252
Net Assets Available for Benefits	$ 30,027,252

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001

Investment income:		
Net appreciation in fair value of investments	$ 504,709	
Dividend income	389,371	
Interest income	39,230	
Total investment income		$ 933,310
Contributions:		
Participants' contributions	3,004,280	
Employer's matching contributions	929,673	
Other employer's contributions	438,225	
Rollovers from other plans	12,387	
Total contributions		4,384,565
Transfers from previously allocated insurance contracts		482,471
Total additions		5,800,346
Premiums paid	(236,349)	
Distributions to participants	(1,860,769)	
Total deductions		(2,097,118)
Net increase in net assets		3,703,228
Net Assets Available for Benefits		
- Beginning of Year		30,027,252
- End of Year		$ 33,730,480

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2000

Investment income:		
Net appreciation in fair value of investments	$ 2,672,294	
Dividend income	339,441	
Interest income	39,187	
Total investment income		$ 3,050,922
Contributions:		
Participants' contributions	2,819,476	
Employer's matching contributions	862,153	
Other employer's contributions	465,386	
Rollovers from other plans	111,997	
Total contributions		4,259,012
Transfers from previously allocated insurance contracts		628,506
Total additions		7,938,440
Premiums paid	(269,755)	
Distributions to participants	(4,249,681)	
Total deductions		(4,519,436)
Net increase in net assets		3,419,004
Net Assets Available for Benefits		
- Beginning of Year		26,608,248
- End of Year		$ 30,027,252

See Notes to Financial Statements.

SCHWEITZER-MAUDUIT INTERNATIONAL, INC.
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Schweitzer-Mauduit International, Inc. Retirement Savings Plan (the "Plan") are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition – Investments in short-term cash investments, common stock, trust commingled funds, and registered investment companies were held by Wells Fargo Bank Minnesota (the "Trustee") for the year ended December 31, 2001. Norwest Bank Minnesota, the Trustee to the Plan, merged with Wells Fargo Bank Minnesota during the year ended December 31, 2000. All investments are stated at fair value. The fair values of Schweitzer-Mauduit International, Inc. (the "Company") common stock and Kimberly-Clark Corporation common stock held by the Plan are determined as the last selling price on the last business day of the period, as published in an independent source. The fair values of investments in commingled funds and shares of registered investment companies are determined by the Plan's proportionate share of the fair value of the underlying investments. The fair value of such underlying investments is determined as follows: last selling price on the last business day of the period, as published in an independent source, for securities traded on major U.S. and Canadian exchanges, latest bid quotation for over-the-counter and other foreign securities and other securities for which no sales price is available on the last business day of the period, institutional traders' round lot evaluations as of the last business day of the period for marketable securities of the U.S. government and its agencies, or an estimate by the Trustee if no published sales price or bid quotation is readily available. Security transactions are recorded on the trade date. Funds under the Plan's investment contract with the Northwestern Mutual Life Insurance Company ("Northwestern") have been allocated and applied to purchase annuities (that is, Wells Fargo is obligated to pay the related benefits) and are excluded from the Plan's assets.

Expenses - Brokerage fees, other direct costs of investments and taxes (including interest and penalties), if any, are paid by the Trustee from Plan assets. Other fees and expenses are paid by the Company.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Reclassifications - Prior year financial statements have been restated to conform with current year presentation.

2. PLAN DESCRIPTION AND FUNDING POLICY

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan. Hourly U.S. employees of the Company, represented by collective bargaining agreements, and salaried U.S. employees of the Company are eligible to participate in the Plan following one month of continuous service. The Board of Directors of the Company or its delegatee may change the eligibility and other provisions of the Plan from time to time.

Contributions and Vesting - An eligible hourly or salaried employee may elect to participate in the Plan and have the Company make "401(k) contributions" (that is, contributions that are deducted from compensation paid by the employer before federal income taxes are withheld) on the participant's behalf. Such contributions may be any whole percentage of 1% to 15% of the participant's base hourly wages or salary rate. A participant may also make unrestricted after-tax contributions in whole percentages of 1% to 10% of his base hourly wages or base salary rate. A participant may also make unrestricted after-tax contributions to the Plan in a lump sum amount once per Plan year provided that total unrestricted after-tax contributions (including lump sum contributions) do not exceed 10% of the participant's base hourly wages or base salary for such Plan year. The total of 401(k) and unrestricted after-tax contributions for any employee cannot exceed 20% of the participant's base hourly wages or base salary for any employee. Participants are immediately vested in their contributions plus actual earnings thereon.

Employer matching contributions, which are invested entirely in the Schweitzer-Mauduit International, Inc. ("SMI") Stock Fund, are 50% of qualifying participant contributions. Qualifying participant contributions are 401(k) contributions not to exceed 6% of the participant's annual base hourly wage or base salary. A participant is cliff-vested in employer matching contributions after completion of five years of service, which includes service with Kimberly-Clark Corporation ("KC") for employees who transferred to the Company as of the date of the SWM spin-off from KC on December 11, 1995.

In 1998, the Company terminated the Pension Trust of Schweitzer-Mauduit International, Inc. ("Schweitzer Trust") and amended the Plan such that participants could transfer their existing annuity contracts maintained under the Schweitzer Trust to the Plan. The Plan purchases annuities from Northwestern Mutual Life Insurance Company. An employee may elect this option known as Northwestern Insurance Policy Account ("NIPA") if the employee was eligible to participate in the Pension Trust of Schweitzer-Mauduit International, Inc. on April 7, 1998. The first contracts were transferred in 1999. In January of each year, the Company makes contributions equal to 5% of the participant's estimated annual earnings for the first annuity contract, and the amount of the net premiums thereafter. Estimated annual earnings represent the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in the cash surrender value of any policies or contracts. Participants in the Schweitzer Trust also have the option to transfer the value of their existing annuity contracts maintained under the Schweitzer Trust to the Schweitzer Trust Fund Account ("STFA"). Under the STFA option, the Company will make contributions in an amount equal to 2% of the greater of the participant's prior year pension earnings or the participant's highest year pension earnings. Participants are immediately vested in their STFA account value. Once per year, participants can elect out of the NIPA and into the STFA. A participant may not re-elect the NIPA at a future date.

Investments of the Plan are participant directed, with the exception of employer matching contributions. After three months of participation in the Plan, employees age 55 or older are eligible to transfer accumulated employer matching contributions to another fund or funds once per quarter. Through April 27, 2000, employees under age 55 were eligible to transfer accumulated employer matching contributions once every 36 months after three months of participation in the Plan. Effective April 28, 2000, all employees are eligible to transfer accumulated employer matching contributions once every three months, after three months of participation in the Plan. Employer matching contributions were $953,521 and $901,308 for the years ended December 31, 2001 and December 31, 2000, respectively.

There are limitations on 401(k), unrestricted after-tax and employer-matching contributions made on behalf of highly compensated eligible employees to ensure that no prohibited discrimination takes place under the Internal Revenue Code (the "Code"). A participant affected by such limitations may have a portion of his or her contributions returned.

Investment Options - Contributions by and on behalf of a participant are invested in one or more of the following separate funds as determined by the participant:

2001 Funds	Description
Wells Fargo Minnesota Funds:	
Stable Return Fund	The prospectus for this fund indicates that the fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The prospectus for this fund indicates that the fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Strategic Income Fund	The prospectus for this fund indicates that the fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The prospectus for this fund indicates that the fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The prospectus for this fund indicates that the fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Strategic Growth	The prospectus for this fund indicates that the fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The prospectus for this fund indicates that the fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
Janus Overseas Fund	The prospectus for this fund indicates that the fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	Invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	Invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund	Holds investments in common stock of Kimberly-Clark Corporation. (This fund is only available for rollover contributions by participants who transferred to the Company in conjunction with the spin-off of the Company from Kimberly-Clark Corporation. Participants may reallocate all or a portion of their respective balances from this fund to another fund, however, no reallocation of balances from other funds to this fund are allowed.)

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

2000 Funds	Description
Norwest Bank Minnesota Funds:	
Stable Return Fund	The prospectus for this fund indicates that the fund invests in high-quality, short- to intermediate-term bonds, notes and other fixed income securities.
Index Fund	The prospectus for this fund indicates that the fund invests in equity securities of companies held in the Standard & Poor's 500 Index to attain similar performance.
Strategic Income Fund	The prospectus for this fund indicates that the fund provides an investment mix of 20% large capitalization equity securities and 80% short- to intermediate-term fixed income assets.
Moderate Balanced Fund	The prospectus for this fund indicates that the fund provides an investment mix of 35% large capitalization equity securities and 65% intermediate fixed income assets.
Growth Balanced Fund	The prospectus for this fund indicates that the fund provides an investment mix of 65% large and small capitalization and international equity securities and 35% intermediate- and long-term fixed income assets.
Aggressive Balanced Fund	The prospectus for this fund indicates that the fund provides an investment mix of 80% diversified equity including income oriented stocks, large company growth stocks, small company stocks, international stocks and S&S 500 Index portfolio and 20% intermediate fixed income assets.
Franklin Balance Sheet Fund	The prospectus for this fund indicates that the fund invests in stocks of smaller companies offering strong or improving growth potential and attractive stock prices.
Janus Overseas Fund	The prospectus for this fund indicates that the fund invests in stocks of companies based outside the United States.
Northwestern Mutual Life Insurance Fund	Invests in annuity contracts of Northwestern Mutual Life Insurance Company.
SMI Stock Fund	Invests in common stock of the Company. (Employer matching contributions are automatically invested in this fund.)
Kimberly-Clark Stock Fund	Holds investments in common stock of Kimberly-Clark Corporation. (This fund is only available for rollover contributions by participants who transferred to the Company in conjunction with the spin-off of the Company from Kimberly-Clark Corporation. Participants may reallocate all or a portion of their respective balances from this fund to another fund, however, no reallocation of balances from other funds to this fund are allowed.)

Each of the above funds invests in money market funds on a short-term basis around or between trade and/or settlement dates and to maintain a minimum level of liquidity.

Participant Accounts - Contributions allocated to a specific fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Pending such investment, the Trustee is authorized to invest in short-term securities of the United States of America or in other investments of a short-term nature. A separate account is maintained on behalf of each participant for each fund. Net appreciation or depreciation in fair value of investments, dividends, interest and expenses are allocated to participants based on their proportionate share of the funds.

Withdrawals - Any participant may withdraw, during employment, the value of the participant's unrestricted after-tax and rollover accounts and, if vested, the value of employer matching contributions which have been in the Plan for at least two years. Subject to certain conditions, a participant may withdraw the value of 401(k) contributions, in the case of hardship or after attaining age 59-1/2. The participant will be required to suspend subsequent contributions to the Plan for 12 months following any withdrawal from the participant's 401(k) account.

Payment of Benefits and Forfeitures - Upon termination of a participant's employment at or after age 55, after five years or more of qualified service, because of total and permanent disability or death, or because of a certain group's termination, the value of the participant's accounts, including the value of all employer matching contributions, is distributable. If termination occurs other than as above, the value of nonvested employer matching contributions is forfeited and used to reduce subsequent employer matching contributions. The amount of forfeitures in 2001 and 2000 were $23,848 and $39,155, respectively. Distributions may, at the option of the participant and subject to applicable law, be in a lump sum as either cash, shares of the Company's common stock, or Kimberly-Clark Corporation stock (to the extent such participant's rollover account holds any Kimberly-Clark Corporation stock).

Other - A participant has the right to direct the Trustee as to the manner in which to vote at each annual meeting and special meeting of the stockholders of the Company the number of shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts as of the record date for the meeting. In addition, the participant has the right to determine whether shares of the Company's common stock held by the Trustee and attributable to the participant's SMI Stock Fund accounts should be tendered in response to offers therefor.

3. PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2001, the Plan held 510,909 shares of the Company's common stock, and 75,328 shares were acquired and 280 shares were disposed of during the year ended December 31, 2001. At December 31, 2000, the Plan held 435,861 shares of the Company's common stock, and 77,186 shares were acquired and 27,115 shares were disposed of during the year ended December 31, 2000.

Investments in commingled funds, including short-term cash investments in money market funds, which are managed by the Trustee, aggregated $660,004 and $482,638 at December 31, 2001 and 2000, respectively.

The above transactions are exempt from the prohibitions against party-in-interest transactions under the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

4. PRIORITIES UPON TERMINATION OF THE PLAN

The Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants will become fully vested in their accounts. Management of the Company has indicated it has no current intentions to terminate the Plan.

5. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

6. INVESTMENTS

During 2001 and 2000, the Plan's investments appreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by a total of $504,709 and $2,672,294 respectively, as follows:

	Year Ended December 31, 2001	2000
SMI Stock Fund	$ 2,168,810	$ 2,435,305
Kimberly-Clark Stock Fund	36,616	414,104
Wells Fargo Stable Return Fund	(917,452)	47,453
Wells Fargo Index Fund	(521,776)	(455,688)
Franklin Balance Sheet Fund	341,315	223,800
Janus Overseas Fund	(415,124)	(487,439)
Wells Fargo Strategic Income Fund	7,458	22,858
Wells Fargo Moderate Balanced Fund	7,044	45,288
Wells Fargo Strategic Growth Fund	(60,378)	41,368
Wells Fargo Growth Balanced Fund	(141,804)	385,245
Net appreciation in the fair value of investments	$ 504,709	$ 2,672,294

Investments representing 5% or more of total plan assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
SMI Stock Fund	$ 12,134,089	$ 8,839,245
Kimberly-Clark Stock Fund	4,928,118	6,325,006
Wells Fargo Index Fund	3,664,991	4,484,921
Franklin Balance Sheet Fund	2,655,505	1,377,850
Wells Fargo Growth Balanced Fund	5,401,121	5,060,362

SUPPLEMENTAL SCHEDULE REQUIRED
BY THE DEPARTMENT OF LABOR'S RULES AND
REGULATIONS FOR REPORTING AND DISCLOSURE
UNDER THE EMPLOYEE RETIREMENT
INCOME SECURITY ACT OF 1974

[See Independent Auditors' Report]

SCHWEITZER-MAUDUIT INTERNATIONAL, INC. RETIREMENT SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2001

Sponsor's EIN: 62-1612879
Plan Name/Number: Schweitzer-Mauduit International, Inc. Employees Retirement Savings Plan/002

	Identity of Issue Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Shares	Cost	Current Value
*	Wells Fargo Bank Minnesota, N.A.	Short-term Cash Investments			$ 825,935
		Corporate Common Stock:			
*	Schweitzer-Mauduit International, Inc.	Schweitzer-Mauduit International, Inc. Common Stock	510,909	$11,368,813	12,134,089
	Kimberly-Clark Corporation	Kimberly-Clark Common Stock	82,410	3,701,771	4,928,118
		Total Corporate Common Stock		15,070,584	17,062,207
		Trust Commingled Fund:			
*	Wells Fargo Bank Minnesota, N.A.	Stable Return Fund	20,476		660,004
		Shares of Registered Investment Companies:			
*	Wells Fargo Bank Minnesota, N.A.	Index Fund	79,830		3,664,991
*	Wells Fargo Bank Minnesota, N.A.	Franklin Balance Sheet Fund	66,354		2,655,505
*	Wells Fargo Bank Minnesota, N.A.	Janus Overseas Fund	65,633		1,332,341
*	Wells Fargo Bank Minnesota, N.A.	Strategic Income Fund	12,614		241,177
*	Wells Fargo Bank Minnesota, N.A.	Moderate Balanced Fund	28,215		620,446
*	Wells Fargo Bank Minnesota, N.A.	Strategic Growth Allocation Fund	82,082		1,078,563
*	Wells Fargo Bank Minnesota, N.A.	Growth Balanced Fund	190,247		5,401,121
		Total Shares of Registered Investment Companies			14,994,144
	Total Investments				$33,542,290

* Sponsor and/or issuer known to be a party-in-interest to the Plan.